MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                          Salt Lake City, UT 84101-3663
                             Telephone 801-575-5000
                                Fax 801-575-5006


Randall A. Mackey
rmackey@mpwlaw.com





                                October 23, 2006




VIA EDGAR
---------

Thomas A. Jones, Esq.
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Comments:         Re:      Paradigm Medical Industries, Inc.
                           Registration Statement on Form SB-2
                           Filed September 15, 2006
                           File No. 333-137334

Dear Mr. Jones:

         We are in receipt of the Staff's letter dated September 29, 2006 with respect to the above- referenced Registration Statement on Form SB-2 (the "Registration Statement"). We are responding to the Staff's comments in behalf of Paradigm Medical Industries, Inc. (the "Company") as set forth below.

         For ease of reference, we have set forth the Staff's comments and the Company's response below.

Calculation of Registration Fee
-------------------------------

         1. Please reconcile the disclosure in the footnotes to the fee table with the number of shares on the prospectus cover page and the selling shareholder table. For example, we note the first paragraph of footnote 1 to the fee table refers to shares issuable upon exercise of warrants; however, warrant shares are not mentioned on the prospectus cover.

         The Registration Statement has been revised to reconcile the disclosure in the footnotes to the fee table with the number of shares on the prospectus cover page and the selling stockholders table.

         2. We note the second paragraph of footnote 1 to the fee table about an insufficient number of shares. Any future registration statement that you file to register additional shares for resale for the selling shareholders or their affiliates might cast doubt on whether the entire series of dealings with the selling shareholders, including the shares offered by this registration statement, was a transaction that is eligible to made on a shelf basis under Rules 415(a)(1)(i).

Securities and Exchange Commission
October 23, 2006
Page 2
___________________________________


         The Company has entered into an agreement with the holders of the convertible notes that requires the Company to register for resale up to but no more than 60,000,000 shares of its common stock issuable upon conversion of the convertible notes that were issued to the noteholders pursuant to the Securities Purchase Agreement dated February 28, 2006. See Amendment to the Registration Rights Agreement dated February 28, 2006 filed as Exhibit No. 10.32 to the Registration Statement. Pursuant to the Amendment to the Registration Rights Agreement dated February 28, 2006, the Company is unable to register additional shares of its common stock for resale for the selling stockholders or their affiliates. Accordingly, the second paragraph of footnote 1 to the fee table has been revised to delete the reference to insufficient number of shares.

The Offering, page 3
--------------------

         3. With a view toward disclosure in your risk factors and liquidity discussion, please tell us how you will repay your outstanding convertible notes absent an ability to register additional shares for resale.

         The Registration Statement has been revised to disclose in the risk factors and liquidity discussion how the Company will repay its outstanding convertible notes absent an ability to register additional shares for resale in the offering or any future registration statements. The disclosures include the risk that absent an ability to register additional shares for resale in the offering the Company may not have sufficient cash to repay the outstanding notes, which is likely in view of its losses that are expected to continue, that could result in the noteholders commencing legal action against the Company and foreclosing on all of its assets to recover the amounts due.

         4.  Please  provide  us a table  that  shows  all of  your  outstanding commitments to issue shares, including the shares underlying notes and the commitments issued in footnote 1. Demonstrate that you have sufficient authorized shares to satisfy these commitments. If you do not have sufficient shares, please provide us your analysis of how you have determined that you will be authorized to issue the shares registered for resale for the duration of the offering.

         The Registration Statement has been revised to include a table disclosing all of the Company's outstanding commitments to issue shares, including the shares underlying the convertible notes and warrants. Because there may not be sufficient authorized shares to satisfy these commitments, a risk factor has been added to disclose the risk of not having sufficient authorized shares and the Company being unable to obtain stockholder approval to increase the number of authorized shares.

         5. It appears from your disclosure on page 6 that you have revised the agreement with the selling shareholders regarding the number of shares you agreed to register for resale. Please file the revised agreement.

         Amendments to the Stock Purchase Agreements dated April 27, 2005 and February 28, 2006 have been filed as Exhibits 10.31 and 10.32 to the Registration Statement.

Selling Stockholders, page 51
-----------------------------

         6. With a view toward analyzing whether this transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i), please provide us a table that shows clearly:

Securities and Exchange Commission
October 23, 2006
Page 3
___________________________________


         o the date that you issued any shares or securities convertible or exercisable into shares to the selling stockholders during the past year;
         o    the number of shares involved in each transaction;
         o    the consideration paid; and
         o the date that the selling shareholders sold shares during the past year.

         The following identifies the dates in which the Company issued securities convertible or exerciseable into common shares to the selling stockholders during the past year and the securities issued in each transaction:

         Date Securities Issued                Securities Issued
         ----------------------                -----------------

         February 28, 2006              $500,000 in convertible notes
         February 28, 2006              Warrants to purchase 4,000,000 shares of
                                            common stock at $.10 per share
         June 28, 2006                  $500,000 in convertible notes
         June 28, 2006                  Warrants to purchase 4,000,000 shares of
                                            common stock at $.10 per share

         The following table identifies the dates that the Company issued shares of its common stock to the selling stockholders during the past year upon conversion of notes or exercise of warrants, the number of shares involved in each transaction, and the consideration paid:


    Date Shares Issued                                                Conversion
  Pursuant to Notices of      Shares Issued Upon    Amount of Notes     Price
Conversion of Notes(1)(2)   Conversion of Notes(1)     Converted       of Notes
-------------------------   ----------------------  ---------------  -----------
October 5, 2005                    2,280,000           $    7,157     $ .003139
October 12, 2005                   2,280,000                7,157       .003139
October 14, 2005                   2,280,000                6,840       .003
October 24, 2005                   2,810,000                8,430       .003
October 27, 2005                   2,810,000                8,430       .003
November 2, 2005                   2,810,000                8,795       .00313
November 8, 2005                   2,810,000                8,599       .00306
November 15, 2005                  2,810,000                9,947       .00354
November 17, 2005                  3,390,000               11,187       .0033
November 23, 2005                  3,390,000               10,814       .00319
December 12, 2005                  3,390,000                9,661       .00285
December 15, 2005                  3,390,000                9,187       .00271
December 27, 2005                  4,000,000                9,840       .00246
January 4, 2006                    4,000,000                9,360       .00234
January 10, 2006                   4,000,000                8,640       .00216
January 18, 2006                   4,000,000                8,476       .002119
January 23, 2006                   4,000,000                8,476       .002119
January 27, 2006                   4,000,000                8,476       .002119
January 31, 2006                   4,000,000                8,556       .002139
February 15, 2006                  5,481,600                6,578       .0012
February 22, 2006                  5,481,600                6,682       .001219

Securities and Exchange Commission
October 23, 2006
Page 4
___________________________________

February 27, 2006                  5,481,600                6,907       .00126
March 2, 2006                      5,481,600                8,984       .001639
March 8, 2006                      5,481,600               15,513       .00283
March 17, 2006                     5,481,600               30,971       .00565
March 23, 2006                     5,481,430               30,093       .00549
March 30, 2006                     3,000,000               24,120       .00804
April 6, 2006                      3,000,000               23,220       .00774
April 18, 2006                     3,000,000               23,220       .00774
April 21, 2006                     3,000,000               20,700       .0069
April 27, 2006                     3,000,000               18,300       .0061
May 12, 2006                       3,000,000               17,700       .0059
May 18,2006                        3,000,000               16,500       .0055
May 24, 2006                       3,000,000               16,200       .0054
May 25, 2006                       3,000,000               16,080       .00536
June 6, 2006                       3,000,000               13,080       .0046
June 9, 2006                       3,000,000               11,580       .00386
June 16, 2006                      3,000,000               11,070       .00369
June 26, 2006                      3,000,000               11,070       .00369
June 29, 2006                      3,000,000               10,080       .00336
July 5, 2006                       3,000,000               10,080       .00336
_____________________

(1) The shares were all issued pursuant to notices of conversion from the holders of convertible notes.
(2) No warrants were exercised by the selling stockholders during the past year.

         The following table identifies the dates during the past year that the selling stockholders sold shares they received from conversion of notes or exercise of warrants and the number of shares involved in each such transaction.

      Date Selling Stockholders
             Sold Shares                       Amount of Shares Sold
      --------------------------               ---------------------
           October 3, 2005                            2,280,000
           October 5, 2005                              400,000
           October 6, 2005                              810,000
           October 7, 2005                            1,070,000
           October 12, 2005                           2,280,000
           October 18, 2005                           2,280,000
           October 24, 2005                           2,810,000
           October 28, 2005                           2,810,000
           November 3, 2005                           2,810,000
           November 9, 2005                           2,810,000
           November 15, 2005                          2,810,000
           November 18, 2005                            200,000
           November 21, 2005                          3,190,000
           December 5, 2005                             500,000
           December 6, 2005                           2,890,000
           December 13, 2005                          3,390,000
           December 22, 2005                          3,390,000
           December 28, 2005                          4,000,000
           January 5, 2006                            4,000,000
           January 11, 2006                           4,000,000
           January 18, 2006                           4,000,000
           January 23, 2006                           1,500,000
           January 24, 2006                           2,500,000
           January 27, 2006                           4,000,000

Securities and Exchange Commission
October 23, 2006
Page 5
___________________________________

           February 9, 2006                           1,020,000
           February 10, 2006                          2,980,000
           February 15, 2006                            500,000
           February 16, 2006                          4,100,000
           February 17, 2006                            881,600
           February 22, 2006                          3,000,000
           February 23, 2006                          2,481,600
           February 27, 2006                          2,800,000
           February 28, 2006                          2,681,600
           March 2, 2006                              3,700,000
           March 3, 2006                              1,781,600
           March 8, 2006                                600,000
           March 9, 2006                                600,000
           March 10, 2006                               900,000
           March 13, 2006                               585,000
           March 14, 2006                             2,796,600
           March 20, 2006                             5,481,600
           March 24, 2006                             3,000,000
           March 27, 2006                             2,481,430
           March 31, 2006                             3,000,000
           April 7, 2006                                400,000
           April 10, 2006                             2,600,000
           April 19, 2006                             3,000,000
           April 24, 2006                             3,000,000
           May 9, 2006                                1,350,000
           May 10, 2006                               1,650,000
           May 15, 2006                               1,900,000
           May 16, 2006                               1,100,000
           May 19, 2006                               3,000,000
           May 25, 2006                               3,000,000
           May 26, 2006                                 350,000
           May 30, 2006                                 700,000
           May 31, 2006                               1,200,000
           June 1, 2006                                 750,000
           June 7, 2006                               2,919,400
           June 12, 2006                                500,000
           June 13, 2006                              2,500,000
           June 20, 2006                              1,600,000
           June 21, 2006                              1,400,000
           June 27, 2006                              3,000,000
           June 30, 2006                              3,000,000

Securities and Exchange Commission
October 23, 2006
Page 6
___________________________________

         If you have any questions or comments, please do not hesitate to call me at (801) 575-5000.

                                             Very truly yours,

                                             /s/  Randall A. Mackey

                                             Randall A. Mackey


cc:      Russell Mancuso
             Securities and Exchange Commission
         Raymond P.L. Cannefax
             Paradigm Medical Industries, Inc.